Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 7, 2020

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
ATAC Rotation Fund

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on March 12, 2020, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 463 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of disclosing a change in the investment adviser to the following series to the Trust: the ATAC Rotation Fund (the “Fund”). PEA No. 463 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on February 28, 2020.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

1.
The staff notes that as of August 31, 2019 the Fund was invested entirely in exchange-traded funds (“ETFs”) that held treasuries. Please advise how that was consistent with the Fund’s principal investment strategies given that market conditions in August 2019 were not such that the Fund would need to take a temporary defensive position.

The Trust responds by noting that the Fund’s principal investment strategy includes the following disclosure:

“The Adviser intends to invest in Underlying ETFs that correspond to one or more asset classes. … Underlying ETFs may also hold fixed income securities such as government and corporate bonds issued by a variety of domestic and foreign entities. These fixed income securities may have varying maturities (e.g., short-term, intermediate or long-term) and credit qualities (e.g., high quality, investment grade or below investment grade, also known as “junk bonds”). The Fund, however, reserves the right to invest all of its assets in any one asset class depending upon market conditions.”

And

“The Adviser’s proprietary investment approach is designed to target various segments of the investable landscape by allocating primarily between equities and bonds depending on the potential for near-term stock market volatility as signaled through inter-market trends and relative prices. When indicators suggest equity volatility is likely to fall, stocks tend to outperform bonds, and when indicators suggest equity volatility is likely to rise, bonds tend to outperform stocks.”

The Trust believes the disclosure noted above, and the corresponding risk factor related to investments in government-sponsored entities provides disclosure that the Fund may invest in U.S. Government-issued fixed income securities, which would include U.S. Treasuries, and that the Fund may invest all of its assets in any class depending on market conditions.

The Adviser’s application of the Fund’s principal investment strategies in the third quarter of 2019 was such that from the start of the quarter until early August, the Fund was invested entirely in emerging market securities. As market conditions changed in early August, the Adviser invested the Fund’s assets entirely in long duration treasuries until the first week of September. At that point, the Adviser invested the Fund’s assets entirely in emerging markets securities once again. At other points during 2019, based on the Adviser’s view of volatility in the market and other signals, the Fund was invested in ETFs holding large-cap securities, small-cap securities and short duration treasuries.

2.
The Staff notes that the disclosure under “Tax Consequences” in the Prospectus includes discussion of the tax implications of investing in a Real Estate Investment Trust (“REIT”). If the Fund intends to invest in REITs as a principal investment strategy, please add the appropriate disclosure in the Fund’s principal investment strategies and principal risk sections of the Prospectus.

The Trust responds by deleting the references to REITs under “Tax Consequences” as the Fund does not intend to invest in REITs as a principal investment strategy.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.